Mail Stop 4561

August 22, 2008

Mr. Robert E. Mead
Chairman of the Board and Chief Executive Officer
Silverleaf Resorts, Inc.
1221 River Bend Drive
Suite 120
Dallas, TX   75247

> **Re: Silverleaf Resorts, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed 03/12/08**
> **Definitive Proxy Statement**
> **Filed 04/03/08**
> **File No. 001-13003**

Dear Mr. Mead:

We have reviewed your response letter dated August 5, 2008 and have the following additional comment. Where indicated, we think you should revise your document in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Consolidated Statements of Operations, page F-4

1.   We note your response to comment 1; however, we continue to believe that you should revise your statements of operations in future filings to include a separate expense line item for the cost of the interest income earned on notes receivable in

accordance with Rule 5-03(b)(2) of Regulation S-X. Please title the separate expense line item accordingly. Please also clarify why you believe that interest expense related to inventory-based credit facilities should be included in the cost of the interest income earned on notes receivable. Furthermore, please clarify why you do not believe that any other captions on your statement of operations directly relate to interest income earned on notes receivable.

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Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich, Staff Accountant, at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Staff Attorney, at (202) 551-3404 or Karen Garnett, Assistant Director, at (202) 551-3785 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief